FILED UNDER RULE 433

FILE NO. 333-183516

SUNTRUST BANKS, INC.

TERM SHEET

18,000,000 Depositary Shares

Each Representing a 1/4,000th Interest in a Share of

5.875% Perpetual Preferred Stock, Series E

Issuer:	SunTrust Banks, Inc. (“SunTrust”)

Title of Security:	Depositary Shares, each representing a 1/4000th interest in a share of Perpetual Preferred Stock, Series E

Number of Depository Shares:	18,000,000 Depositary Shares (representing an aggregate of 4,500 shares of Perpetual Preferred Stock, Series E)

Overallotment Option:	2,000,000 Depositary Shares (representing an aggregate of 500 shares of Perpetual Preferred Stock, Series E)

Aggregate Liquidation Preference:	$450,000,000.00 ($100,000 per share of Perpetual Preferred Stock, Series E, equivalent to $25 per Depositary Share)

Dividend Rate:	A rate per annum equal to 5.875%

Dividend Payment Dates:	The 15th day of March, June, September and December each year, commencing March 15, 2013.

Non-Cumulative Dividends:	Dividends will not be cumulative and SunTrust will have no obligation to pay any undeclared and unpaid dividends.

Redemption:	(i) On any Dividend Payment Date occurring on or after March 15, 2018, in whole or in part, at $25 per depositary share, plus any declared and unpaid dividends, and (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Event (as defined in the prospectus supplement), at a redemption price of $25 per depositary share, plus any declared and unpaid dividends.

Voting Rights:	None, except with respect to certain material and adverse changes in the terms of the Perpetual Preferred Stock, Series E, the creation of shares ranking senior to the Perpetual Preferred Stock, Series E, in the case of certain dividend non-payments, and as may otherwise be required by law.

Trade Date:	December 13, 2012

Expected Settlement Date:	T+5; December 20, 2012

Initial Offering Price to the Public:	$25 per Depositary Share

Purchase Price by Underwriters:	$24.3038 per Depositary Share

Net Proceeds (before expenses) to the Issuer:	$437,468,400.00

CUSIP/ISIN:	867914 889/US8679148895

Anticipated Ratings:	BB+ by Standard & Poor’s Ratings Services, Ba1 by Moody’s Investors Service, Inc. and BB by Fitch Ratings, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Joint Book-Runners:	Morgan Stanley & Co. LLC, Citigroup Global Markets Inc., Goldman, Sachs & Co., Merrill Lynch, Pierce, Fenner & Smith Incorporated, SunTrust Robinson Humphrey, Inc. and UBS Securities LLC

Co-Managers:	Barclays Capital Inc., Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc. and Sandler O’Neill & Partners, L.P.

The Depositary Shares are not deposits or obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or by any other government agency or instrumentality.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer or any underwriter will arrange to send you the prospectus if you request it by contacting Morgan Stanley & Co. LLC at 1-866-718-1649, Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, telephone: 1-800-831-9146, Goldman, Sachs & Co. at Prospectus Department, 200 West Street, New York, NY 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com, Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322, SunTrust Robinson Humphrey, Inc. at 1-800-685-4786 and UBS Securities LLC at 877-827-6444, ext. 561-3844.